DAVID M. ROBINSON, J.D., LL.M., CPA
Chief SEC Compliance Officer

June 16, 2014

Mr. Tony Burak
Staff Accountant
U. S. Securities and Exchange Commission
Division of Investment Management-Disclosure Review Office
100 F. Street NE
Washington DC  20549

Re: SEC Comments to the Dual Strategy Fund, Inc.

Dear Tony:

This correspondence is in response to our phone call of May 29, 2014 as well as your e-mail correspondence of said date summarizing your comments regarding SEC regulatory filings by the Dual Strategy Fund, Inc.  Our responses are in bold following your comments:

Notes to the Financial Statements

Please state whether the fund held any securities classified as level 3 securities during the year.

No, the Fund did not hold any securities classified as level 3 securities during the year.

Management’s Discussion of Fund Performance

In future reports, the MDFP should be enhanced to discuss the factors that materially affected fund performance during the reporting period, including the investment strategies and techniques used by the portfolio managers. We note that the MDFP included in the annual report offers only a cursory description of the performance of the growth and value segments of the portfolio as compared to growth and value market indexes.

In future reports, the MDFP will be enhanced in order to provide a more detailed discussion of all material factors affecting fund performance during the reporting period. The MDFP will also include a discussion of investment strategies and techniques employed by the portfolio managers.

Expense Example

Please include a statement explaining that the example does not reflect insurance contract fees or expenses.

With respect to Form N-CSR filing for the year ended December 31, 2013, regarding the sample investment of $1,000 with returns of the Dual Strategy Fund, Inc., the example does not reflect insurance contract fees or expenses, and an explanatory note will be included in the example in the future which clearly indicates that the sample performance does not reflect any insurance contract fees or expenses.

Form N-PX for the Year Ended June 30, 2013

Please be sure to date the signature in future filings.

We will date the signature in future filings.

Fidelity Bond Coverage

We note that the last filing pursuant to Rule 17(g) of the ’40 Act was made on January 6, 1999. Confirm that fidelity bond coverage is currently in effect for the fund, and please file with us the items required to be filed under Rule 17(g). Also, please explain the reason for the omitted filings.

With respect to fidelity bond coverage, this is to confirm that fidelity bond coverage is currently in effect for the Dual Strategy Fund, Inc. , and the Fund has continuously maintained fidelity bond coverage through an insurance company since inception of the Fund. Further, the Rule 17(g) filing for 2014 has been completed by the Fund with proof of the fidelity bond coverage. The lack of previous Rule 17(g) filing regarding the fidelity bond coverage was an oversight.  However, the Board of Directors of the Fund has approved the fidelity bond coverage procured by the Fund on an annual basis since 1999. All necessary Rule 17(g) filings will be timely filed in the future.

Tandy Representation

Please include a Tandy representation with your response letter filed via Edgar.

On behalf of the Dual Strategy Fund, Inc., I acknowledge the following:

•	The adequacy and accuracy of the disclosures in the Fund’s filing are the Fund’s responsibility;
•
The SEC staff comments or the Fund’s changes to disclosure in response to the SEC staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to any filing; and

•	The Dual Strategy Fund, Inc. may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or comments, you may contact the undersigned at 405-523-5869.

Sincerely,

/S/David M. Robinson